Filed by Newsight Imaging Ltd. /Vision Sensing Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vision Sensing Acquisition Corp.

Commission File No. 001-40983

Newsight Imaging and First International Computer Announce Partnership for LiDAR solution for Automotive Safety

Co-development of 3D Vision System Solutions to Facilitate Rapid Development and Fast Time-to-Market of New Products

CES Las Vegas, NV — January 5, 2023 — Newsight Imaging Ltd. (“Newsight”), a leading semiconductor innovator developing proprietary 3D machine vision sensors, spectral vision chips and systems, announced today its partnership with First International Computer (“FIC”) to co-develop advanced eTOF (enhanced-Time-Of-Flight)-based 3D vision systems for the automotive safety market.

The companies have signed a Memorandum of Understanding (MoU), that formalizes the collaboration of both parties to work toward co-developing 3D vision system solutions based on Newsight’s NSI9000 depth sensor powered by Newsight’s proprietary eTOF technology.

The cooperation between Newsight and FIC addresses the growing need for highly accurate, reliable and cost-effective 3D depth imaging that enables autonomous vehicles to sense and react to their environment in real-time.

The partnership follows a successful evaluation of Newsight’s eTOF technology for meeting the automotive safety standard requirements. The agreement sets a direct channel between the R&D teams to facilitate rapid development and fast time-to-market of new game-changing products.

“We are pleased to add FIC to our growing strategic partners list,” said Eli Assoolin, Co-Founder and CEO of Newsight. “We believe that combining our eTOF sensors with FIC’s excellent system design and market presence will mark a major milestone in our goal to make eTOF the standard for automotive safety systems and beyond.”

“We’re very excited to be working with Newsight and leveraging FIC’s expertise in electronic design for LiDar solutions together with Newsight’s eTOF technology. This collaboration agreement formalizes the process for future co-development efforts, which we believe will take the automotive safety industry to the next level,” said Alex Dee, Future Business Division General Manager of FIC.

About FIC

First International Computer (also known as FIC), was founded in 1979 and has a history of one of the top Taiwan computer brands in the world. With 43 years design manufacturing experiences, it has a great influence on the computer industry in Taiwan and overseas.

Under the business transformation in 2007, FIC has grown year by year in the sales of electronic product design and manufacturing business. In 2021, FIC has developed into a world-class leader in automotive electronic design, smart city AIoT, smart grid, energy management system (EMS), and 5G autonomous driving and AI robotics solutions.

About Newsight Imaging

Newsight Imaging develops advanced CMOS image sensor chips for 3D machine vision and spectral analysis. Newsight’s depth camera sensors for machine vision serve verticals such as Mobile & Metaverse, Robotics, Industry 4.0, and Automotive Safety. The company recently launched its one-of-a-kind solid-state LiDAR reference design, the eTOF™ LiDAR 3, based on its new innovative chip the NSI9000 sensor. In addition, Newsight has developed its spectral chip backed by AI technology that has multiple uses in rapid pathogen detection and in continuous, condition-based monitoring of fluid flows, including water quality. Newsight’s Virusight subsidiary’s SpectraLIT offers a unique and affordable solution for remote healthcare, real time diagnosis, and quality inspection solutions for water and food & beverage, including COVID detection in less than 20 seconds with 96% accuracy. Newsight’s Watersight subsidiary’s AquaRing provides real-time, AI-based monitoring of flow systems or processes, including installations for water quality monitoring. The Company has US and EU patents and has received multiple grants by the Israeli Innovation Authority. For more information visit www.newsight.com

On August 30, 2022, Newsight Imaging announced that it has entered into a definitive agreement to become publicly listed through a merger transaction with Vision Sensing Acquisition Corp. (Nasdaq: VSAC), a publicly traded special purpose acquisition company. The transaction is expected to close as early as the first quarter of 2023, at which point the combined company’s common stock is expected to trade on the Nasdaq Capital Market under the ticker symbol “NSIM”.

About Vision Sensing Acquisition Corp.

Vision Sensing Acquisition Corp. (“VSAC”) is a Special Purpose Acquisition Company (“SPAC”) that has been established to focus on the acquisition of vision sensing technologies (“VST”) including hardware solutions (chips / modules / systems), related application software, artificial intelligence and other peripheral technologies that assist to integrate and/or supplement VST applications. For more information visit www.vision-sensing.com

Forward-Looking Statements

This press release is provided for informational purposes only and contains information with respect to a proposed business combination (the “Proposed Business Combination”) among VSAC and Newsight. No representations or warranties, express or implied are given in, or in respect of, this press release. In addition, this press release does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of Newsight or the Proposed Business Combination.

This press release includes a summary set of risk factors that may have a material impact in connection with the Proposed Business Combination or Newsight. These are not intended to capture all the risks to which the Proposed Business Combination or Newsight is subject or may be subject, and we encourage investors to review the risk factors set forth in the Registration Statement (as defined below), when available. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither VSAC nor Newsight presently know or that VSAC and Newsight currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect VSAC’s and Newsight’s expectations, plans or forecasts of future events and views as of the date of this press release. VSAC and Newsight anticipate that subsequent events and developments will cause VSAC’s and Newsight’s assessments to change. However, while VSAC and Newsight may elect to update these forward-looking statements at some point in the future, VSAC and Newsight specifically disclaim any obligation to do so. To the fullest extent permitted by law in no circumstances will Newsight, VSAC or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this press release, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. These forward-looking statements should not be relied upon as representing VSAC’s and Newsight’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Any financial information and data contained in this press release is unaudited and may not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, the Registration Statement (as defined below) to be filed by Newsight with the U.S. Securities and Exchange Commission (the “SEC”).

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. VSAC’s and Newsight’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, VSAC’s and Newsight’s expectations with respect to future performance and anticipated financial impacts of the transactions (the “Transactions”) contemplated by the Business Combination Agreement dated August 30, 0222 by and among Newsight, Newsight Merger Sub inc. and VSAC attached as Exhibit 2.1 to the Current Report on Form 8-K dated August 30, 2022 of VSAC filed with the SEC on September 6, 2022 (the “Business Combination Agreement”), the satisfaction of the closing conditions to the Transactions and the timing of the completion of the Transactions. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of VSAC or Newsight and are difficult to predict. Factors that may cause such differences include but are not limited to: (i) the expected timing and likelihood of completion of the Transactions, including the risk that the Transactions may not close due to one or more closing conditions to the Transactions in the definitive Business Combination Agreement not being satisfied or waived on a timely basis or otherwise, or that the required approval of the Business Combination Agreement and related matters by the shareholders of Newsight and VSAC are not obtained; (ii) VSAC’s failure to retain sufficient cash in its trust account or find replacement financing in order to meet the minimum cash condition in the Business Combination Agreement; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (iv) the ability of Newsight to meet Nasdaq listing standards following the Transactions and in connection with the consummation thereof; (v) costs related to the proposed Transactions; (vi) the occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Newsight or VSAC; (vii) the disruption of Newsight management time from ongoing business operations due to the proposed Transactions; (viii) announcements relating to the Transactions having an adverse effect on the market price of VSAC’s securities; (ix) failure to realize the anticipated benefits of the Proposed Business Combination or risk relating to the uncertainty of any prospective financial information of Newsight; (x) the effect of the Transactions and the announcement thereof on the ability of Newsight to retain customers and retain and hire key personnel and maintain relationships with its suppliers and customers and on its operating results and businesses generally; (xi) the failure of Newsight to meet projected development and production targets; (xii) changes in applicable laws or regulations, including laws and regulations affecting the market for Newsight’s products; (xiii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors, or the continuing effects of the COVID-19 pandemic, the worsening thereof or other future pandemics; (xiv) fluctuations or effects on Newsight’s ability to implement its business strategy, maintain or grow customers or distributors or the price, availability and quality of raw materials and contracted products as well as currency fluctuations, and (xv) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by VSAC, including VSAC’s Form 10-K for the year ended December 31, 2021 as filed with the SEC on March 31, 2022 (the “10-K”), and its Form 10-Q, as filed with the SEC on November 14, 2022 (the “10-Q”), or that Newsight intends to file with the SEC, including in the Registration Statement. The foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. There may be additional risks that neither VSAC nor Newsight presently know, or that VSAC and Newsight currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. VSAC and Newsight undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the Proposed Business Combination, Newsight has filed with the SEC a Registration Statement on Form F-4, which includes a preliminary proxy statement of VSAC, and a prospectus for the registration of Newsight securities in connection with the Proposed Business Combination (the “Registration Statement”). The Registration Statement has not yet been declared effective. The parties urge its investors, shareholders, and other interested persons to read, when available, the preliminary proxy statement/prospectus and definitive proxy statement/prospectus, in each case when filed with the SEC and documents incorporated by reference therein because these documents will contain important information about VSAC, Newsight and the Proposed Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of VSAC as of the record date in the future to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of VSAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with VSAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the Proposed Business Combination, because they will contain important information about VSAC, Newsight and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: VSAC Acquisition Corp., Attention: Garry Stein, telephone: +852 9858 0029. The information contained on, or that may be accessed through, the websites referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

VSAC, Newsight and their respective directors and executive officers may be deemed participants in the solicitation of proxies from VSAC’s shareholders in connection with the Proposed Business Combination. VSAC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of VSAC in VSAC’s final prospectus filed with the SEC on November 3, 2021 in connection with VSAC’s initial public offering or in VSAC’s Form 10-K or its Form 10-Q. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to VSAC’s shareholders in connection with the Proposed Business Combination is set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement that Newsight has filed with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination are likewise included in that Registration Statement. You may obtain free copies of these documents as described above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations Contact:

Chris Tyson

MZ North America

VSAC@mzgroup.us

949-491-8235

Newsight Imaging Contact:

info@newsight.com